FOIA CONFIDENTIAL TREATMENT REQUEST BY TAKE-TWO INTERACTIVE SOFTWARE, INC. PURSUANT TO 17 C.F.R. § 200.83
April 23, 2015

CERTAIN PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST
FOR CONFIDENTIAL TREATMENT AND HAVE BEEN MARKED WITH [***] TO DENOTE
WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED
SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

VIA EDGAR
Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
 Washington, D.C. 20549

Re:	Take-Two Interactive Software, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2014
Filed May 14, 2014
File No. 001-34003

Dear Mr. Gilmore:

We are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to Take-Two Interactive Software, Inc.’s (the “Company”) Form 10-K for the fiscal year ended March 31, 2014, filed May 14, 2014 (the “Form 10-K”), as contained in the letter, dated April 3, 2015 (the “Comment Letter”).
Before turning to the specific comments in your letter dated April 3, 2015, we believe it would be useful to summarize the key events, judgments and related accounting conclusions for GTA V for current generation consoles (Microsoft’s XBOX 360 and Sony’s PS3) and GTA Online from game launch on September 17, 2013 through our third fiscal quarter of 2015.
GTA V and GTA Online Game Background

FOIA CONFIDENTIAL TREATMENT REQUEST BY TAKE-TWO INTERACTIVE SOFTWARE, INC. PURSUANT TO 17 C.F.R. § 200.83

GTA V is an open world, action-adventure video game that is set within San Andreas (based on Southern California) and follows three criminals and their efforts to commit heists while under pressure from a government agency. The open world design lets players freely roam San Andreas, which includes open countryside and the fictional city of Los Santos (based on Los Angeles).  The world of GTA V, from initial release, is much larger in area than earlier versions of the GTA franchise.  Developed in tandem with the single-player mode, GTA Online represents the online multiplayer mode of GTA V. The world may be fully explored from the beginning of the game without restrictions, although progress unlocks more gameplay content.  Players freely roam across a re-creation of the single-player world and enter lobbies to find other players with whom to complete a variety of jobs (competitive and cooperative gameplay activities) in an environment hosted by the Sony and Microsoft consoles.  [***].
GTA V has been released for two console generations and the PC: GTA V “current generation,” was released in September 2013 for the PlayStation 3 and XBOX 360 consoles. GTA V “next generation” was released in November 2014 for the PlayStation 4 and XBOX One consoles. GTA for the PC was released in April 2015.  GTA V next generation and PC included first person mode [***] that was not included in the GTA V current generation version of the game. The software licenses for these games are distinct from one another; that is, owners of the GTA V current generation game do not have access to the first person mode functionality included in the GTA V next generation and PC versions unless they purchase the next generation or PC versions of the game. Additionally, the online instance for GTA V current generation is separate from the online instance for GTA V next generation and PC.
We believe that the success of the GTA franchise and significant sales of GTA games have been driven by and center around the characters, complex storylines/plots and geographic maps/graphics provided at game launch. We provided game players at the initial launch with the content and activities that are needed for them to navigate the characters through the GTA storyline and geographic map in the game, such as: story-mode heists, open-world crime and chaos (hold ups, armored vans, crate drops, import/export, bounties, impromptu deathmatches), jobs (co-op missions, VS missions, deathmatches, gang attacks), races (standard races, bike races, rally races, air races, sea races, GTA races), sports & activities (golf, base jumping, tennis, shooting ranges, stunt jumps, arm wrestling, darts), customization (appearance, vehicles, weapons), and reputation & cash flow (money, stock trading, property, property amenities, betting).
[***].
GTA Online represents the first time that the franchise provides players with the ability to purchase virtual currency within the game. The original game at the time of launch allowed for players to experience a broad range of gameplay activities and cosmetic changes through the use of virtual currency, whether purchased or earned. Due to the nature of our games and the gaming industry overall, there is significant anticipation for the release of our games, and accordingly a significant

[***] Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to this omitted information.

FOIA CONFIDENTIAL TREATMENT REQUEST BY TAKE-TWO INTERACTIVE SOFTWARE, INC. PURSUANT TO 17 C.F.R. § 200.83

amount of sales during the launch period.  GTA V was awarded very high review scores by multiple external sources upon its release, in recognition of the high quality of the game1.  [***].
Further, because this was our first foray into paid virtual currency for the GTA franchise, from the inception of the game launch and for a period of time thereafter, [***].
[***].

On-going monitoring and evolution of strategy
We have a process whereby the finance department meets with our label developers to understand the nature of new content updates and to evaluate whether the update provides significant new functionality or otherwise would meet the definition of an upgrade. We assessed the nature of the updates and compare them with the content already present in GTA V and GTA Online prior to the update, which we believe is significant and was designed to be a complete gaming experience including for players who do not have internet connections and are able to only access the game as originally released without any content updates.
Post-release and for each of our reporting periods through the second fiscal quarter of 2015, [***]  Accordingly, based on our judgment, the updates did not meet the definition of an upgrade.
[***].
Accounting analysis
As mentioned previously, GTA V was released on September 17, 2013 for the current generation consoles and GTA Online launched on October 1, 2013.  Based on our accounting assessment of our deliverables at the time of the GTA V launch, all sales of GTA V during second fiscal quarter of 2014, ([***]) were deferred until the release of GTA Online on October 1, 2013.  Upon the delivery of access to GTA Online, the Company concluded that the PCS qualified to be recognized at the same time as the licensing fee based on the guidance in ASC 985-605-25-71.
In our response letter dated December 11, 2014, we provided our full evaluation of the expected significance of PCS at the time of the game launch and the application of the guidance prescribed in ASC 985-605-25-71.  However, we see criteria b. and d. as requiring a significant level of judgment and as such we have highlighted our evaluation of those criteria is as follows:

[***] Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to this omitted information.

1As a means of providing some context in making our accounting judgments with respect to the content updates provided subsequent to the release of GTA V, we would like to share with the Staff some of the game ratings and reviews of GTA V at its launch: Metacritic – second highest rated game ever reviewed on XBOX 360 and PS3, only behind GTA IV; IGN – “one of the very best video games ever made”; Daily Telegraph – “colossal feat of engineering.”

FOIA CONFIDENTIAL TREATMENT REQUEST BY TAKE-TWO INTERACTIVE SOFTWARE, INC. PURSUANT TO 17 C.F.R. § 200.83

b. The postcontract customer support included with the initial license is for one year or less. Although the Company does not specify a formal timeline for providing PCS, the life cycle of a title generally involves a relatively high level of sales during the first few months after introduction followed by a rapid decline in sales.  [***].  As noted in our response to question 4 below, we did not consider virtual currency tracking or leaderboard rankings and statistics tracking with our implied PCS period because we view this tracking as de minimis, as it is accomplished programmatically and requires minimal effort at an insignificant cost to the Company. As a result, we initially concluded that the implied PCS period for our software was actually one year.
d. Unspecified upgrades or enhancements offered during postcontract customer support arrangements historically have been and are expected to continue to be minimal and infrequent.  [***].
[***], the Company concluded during the third fiscal quarter of 2015 that it no longer met all of the criteria in ASC 985-605-25-71.  That is, the Company concluded that the implied PCS period was now likely longer than one year. Therefore, during the fiscal third quarter of 2015, we began to defer all revenues from GTA V, both the current generation and the next generation, over the expected life of the game.  [***].
We have set forth each of the Staff’s comments below with the Company’s corresponding response and have numbered the items to correspond to the Comment Letter.
Form 10-K for the Fiscal Year Ended March 31, 2014
Notes to the Consolidated Financial Statements
Note 1. Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition, page 78

1.	We note your response to prior comment 1 and have the following additional comments:

•	[***]. Please tell us the date you began focusing on providing virtual currency and the date you began offering virtual currency, both purchased and free, to GTA Online players.

Response:
Virtual currency was launched upon the initial release of GTA Online on October 1, 2013.  End users were able to earn and spend virtual currency immediately upon launch of GTA Online which was populated with significant content that enables the earning and use of virtual currency (e.g. significant content and features that could be accessed through the use of virtual currency were loaded on the game disk upon initial launch).  As mentioned to the Staff, the ability to purchase virtual currency was also made available upon the launch of GTA Online; [***].

While the game allowed for the purchase of virtual currency essentially from launch, based on the Company’s past practice and approach used successfully with prior releases from the GTA franchise, [***]. With respect to paid virtual currency, this marked the first time in our

[***] Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to this omitted information.

FOIA CONFIDENTIAL TREATMENT REQUEST BY TAKE-TWO INTERACTIVE SOFTWARE, INC. PURSUANT TO 17 C.F.R. § 200.83

franchise’s history that we gave players the option to purchase the virtual currency that is required to access the content provided.  [***].

[***]. Further, GTA V next generation came out approximately one year after the release of GTA V current generation [***].

•	[***] you determined the release of Heists would occur after the one year anniversary of the release of GTA Online. Please tell us the date of this determination.

Response:
[***].

2.
[***]. Upon the release of GTA V, please tell us what was contemplated internally in terms of the number of potential updates [***] and the timeline you planned to release such updates. As part of your response, please also address the fact that from information provided on your website, to date you have issued 23 updates pertaining to the PS3/XBOX 360 version of GTA V.

Response:
To date there have been 23 updates to the PS3 and XBOX 360 version of GTA V (updates 1.01 to 1.23); [***].

[***].

As we discussed on our calls with the Staff on March 16, 2015 and March 26, 2015, [***].

3.
You also indicate that the updates to GTA V, including Heists, do not represent upgrades in your view [***]. However, we note that the term “upgrade,” as defined in ASC 985-605-20, is “an improvement to an existing product that is intended to extend the life or improve significantly the marketability of the original product through added functionality, enhanced performed, or both.” Please address the following:

•	[***]. In this regard, it appears to us that the addition of new vehicles, access to new apartments, new jobs and new missions would enhance a player’s performance and overall game experience;

Response:
We do not consider enhanced gamer experience through content as equivalent to enhanced performance as contemplated by the software literature. While not explicitly defined in the

[***] Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to this omitted information.

FOIA CONFIDENTIAL TREATMENT REQUEST BY TAKE-TWO INTERACTIVE SOFTWARE, INC. PURSUANT TO 17 C.F.R. § 200.83

literature, in practice this phrase has been considered to refer to the performance of the software itself, such as enhanced speed or increased user capacity2.  [***]

As it relates to distinguishing between an update and an upgrade we believe an update generally is composed of minor enhancements, bug fixes and other small changes that do not  result in significant changes to the features and functionality of the licensed software (although they may improve functionality and sometimes add new functionality). An update generally is signified by minor changes to the version number, such as an update from version 4.0 to version 4.1 or 4.01 (e.g. “right-of-the-dot changes”) and we followed this approach in classifying our content updates since the initial launch.  In contrast, an upgrade generally consists of major enhancements, including significant new features and functionality, to licensed software. Upgrades generally are signified by a change in the first digit of the version number of the software, such as from version 4.0 to version 5.0 (e.g. “left-of-the-dot changes”).

We believe content updates are unique to a gaming company as compared to core software vendors.  For example, given the high cost and significant up-front investment of core software, customers of core software typically demand protection against obsolescence and the risk that the software product will not continue to meet their needs.  In the gaming industry, purchasers typically buy multiple gaming software products given the generally low up-front investment. [***].

•
You indicate that in order to continuously extend game play and keep players interested, you need to continue to offer updates to the online content as part of your strategy to further monetize GTA V through the sale of virtual currency. Considering your reasons for providing these updates, please tell us how you determined these updates were not in substance an upgrade;

Response:

[***] Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to this omitted information.

2 For example, see KPMG publication Software and Revenue Recognition: An Analysis of SOP 97-2 and Related Guidance, Example 5.29, which provides an example of enhancements as being increased speed and user capacity. Also, see the EY Financial Reporting Developments Software – Revenue Recognition publication which uses the terms “upgrades” and “enhancements” interchangeably.

FOIA CONFIDENTIAL TREATMENT REQUEST BY TAKE-TWO INTERACTIVE SOFTWARE, INC. PURSUANT TO 17 C.F.R. § 200.83

[***].

•	Please tell us whether you observed an increase in sales of GTA V subsequent to the release of Heists; and

Response:
GTA V current generation was released in September 2013, GTA Online was launched on October 1, 2013, GTA V next generation was released in November, 2014 and the Heists update was released on March 10, 2015.  [***].

•
Please clarify whether the USS Luxington (“the aircraft carrier”) existed in GTA V prior to the release of Heists and if so, whether players previously had full access to the aircraft carrier. If access to the aircraft carrier was delivered with the release of Heists, please tell us whether access to this area was contemplated as an update upon the release of GTA V and explain how you assessed whether this represents a new area of the map considering the aircraft carrier appears to represent a new section through which a mission can be conducted as opposed to a vehicle that can be driven or piloted by a player, such as a car or an airplane.

Response:
The USS Luxington (“the aircraft carrier”) did not exist in GTA V prior to the release of Heists. [***].

[***]:

i.	[***].

ii.
Because the Company concluded during the third fiscal quarter of 2015 that it no longer met all of the criteria in ASC 985-605-25-71, due to the extended period over which the updates had been provided, the Company determined that as of its third fiscal quarter of 2015 it no longer met the criteria to recognize revenues associated with PCS at the time of delivery of the software.

4.
We note in your response to comment 2 in our letter dated November 12, 2014, you indicated that for virtual goods, the primary deliverable is to provide access to a player’s purchased virtual goods through your server network for the time period that the virtual good is available to the game player which is considered to be the expected life of the game. It appears that an ongoing obligation to track and provide access would exist with regard to free virtual currency and goods as well. In this regard, we note that players earn virtual currency during game play and use the currency to purchase virtual goods that they did not previously have access to. Please address the following:

[***] Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to this omitted information.

FOIA CONFIDENTIAL TREATMENT REQUEST BY TAKE-TWO INTERACTIVE SOFTWARE, INC. PURSUANT TO 17 C.F.R. § 200.83

•
It appears to us that the tracking of a player’s virtual currency balance would be similar to tracking the player’s leaderboard rankings and statistics, which the company has considered to be components of its post-contract customer support (PCS) obligation. Please tell us whether you consider the ongoing tracking of virtual currency balances, including those awarded to players free of charge, to also be components of PCS and if not, why not;

Response:
The tracking of virtual currency, either awarded to players free of charge or paid, is not akin to the PCS in typical software arrangements. The tracking of virtual currency occurs on the player’s console (e.g.  Microsoft’s XBOX 360 or Sony’s PS3) and is then saved by the Company.

For example, the tracking of virtual currency is not similar to customer support lines or bug fixes, which require post-release activities of third party customer service providers and the Company’s developers.  [***].

•
Please tell us if you consider the rewarding of virtual currency to enhance a player’s experience and whether this feature is designed to keep players engaged over time. If so, tell us how you considered this aspect of game play when evaluating your ongoing performance obligations at the inception of the arrangement;

Response:
We view the rewarding of virtual currency as a feature that is part of the game software upon initial release and is not an ongoing obligation. For example, we believe this is similar to scenarios in other games where, when a sufficient amount of experience is obtained, the end user’s character “levels up,” thereby achieving the next stage of character development. Such an event usually increases the character’s progression in the game, statistics, such as maximum health and strength, and may permit the character to acquire or improve new abilities.  Like “leveling up,” the rewarding of virtual currency is a feature that is part of the game software upon initial release and although this is a dynamic element in gameplay, it is not an ongoing obligation.

•
To the extent players’ virtual currency balances contain a combination of currency that is purchased, earned by players and/or otherwise awarded for free by you, please tell us how you recognize revenue for such purchased virtual currency and whether you can differentiate between free and purchased currency balances;

Response:

We follow the game-based revenue model to record virtual currency revenue over the estimated life of the game.  That is, upon the sale of virtual currency, we recognize the
[***] Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to this omitted information.

FOIA CONFIDENTIAL TREATMENT REQUEST BY TAKE-TWO INTERACTIVE SOFTWARE, INC. PURSUANT TO 17 C.F.R. § 200.83

transaction amount over the expected life of the game. Therefore, the game-based revenue model does not require us to be able to subsequently differentiate between virtual currency balances that are purchased versus earned by the end user.

•
We note that the company has a two year implicit obligation related to purchased virtual currency and virtual goods. How does this correlate with your assertion that your implied PCS obligation is less than a year?; and

Response:

We acknowledge that we use a two year estimated life when applying the game-based revenue model to our purchased virtual currency revenue, which suggests that the implied PCS period may also be two years. [***]. As a result, we initially concluded that the implied PCS period for our software was actually one year. As discussed elsewhere in this response letter, we changed this conclusion during our reassessment of PCS during the third quarter of fiscal 2015. When we concluded that the Company had begun to offer content updates beyond one year from release of the software, the Company also concluded that the implied PCS period had now effectively been extended to the expected life of the game, or two years.  As a result, during the third quarter of fiscal 2015, we began to recognize the revenue from the sale of GTA V over the expected remaining life of the game.

•	If you do not believe that providing players with access to their free virtual currency and goods is part of PCS, please tell us what you believe this ongoing service is and how you account for it.

Response:
As mentioned in our previous responses, in our view the tracking of virtual currency is not akin to the PCS in typical software arrangements. For example, it is not similar to customer support lines or bug fixes which require post-release activities of third party customer service providers and the Company’s developers. [***].

In addition, the Company acknowledges that:
- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[***] Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to this omitted information.

FOIA CONFIDENTIAL TREATMENT REQUEST BY TAKE-TWO INTERACTIVE SOFTWARE, INC. PURSUANT TO 17 C.F.R. § 200.83

*     *     *     *     *
Should you have any questions concerning this letter please call the undersigned at (646) 536-3003.

Very truly yours,
/s/ Lainie Goldstein
Lainie Goldstein
Chief Financial Officer
cc:	David Edgar
Luna Bloom
Strauss Zelnick (Take-Two Interactive Software, Inc.)
Dan Emerson, Esq. (Take-Two Interactive Software, Inc.)
Linda Zabriskie, Esq. (Take-Two Interactive Software, Inc.)
Adam M. Turteltaub, Esq. (Willkie Farr & Gallagher LLP)

FOIA CONFIDENTIAL TREATMENT REQUEST BY TAKE-TWO INTERACTIVE SOFTWARE, INC. PURSUANT TO 17 C.F.R. § 200.83

Appendix A
Below is a summary of the primary updates to GTA Online issued post launch:

•	Clothing
➢	Clothing was available in the game upon initial launch. [***].
➢	An example of new clothing was our Independence Day update in July 2014 which included Independence holiday-themed clothing items.
•	Weapons
➢
Weapons were available in the game upon initial launch.  [***].  For example, our Valentine’s Day Massacre update in February 2014 included one new weapon (the Gusenberg Sweeper which is a sub-machine gun that is comparable to an already existing sub-machine gun in the game – the SMG weapon). [***].

•	Vehicles, such as cars, boats and airplanes
➢	No new vehicle types were provided in the updates. [***].
➢
For example, our Business update in March 2014 included four new vehicles (3 cars and 1 plane).  The plane added was the Buckingham Vestra which is a light aircraft similar to the existing Mallard plane.  An example of a car added was the Dinka Jester which was a sports car similar to other sports cars existing in the game.

•	Jobs and Missions
➢
New missions included in the updates are a series of jobs which are [***] tasks that consist of, for example, players attempting to go from point A to point B using the existing geographic map and artistic assets within the delivered game such as a car race on the beach. [***].

➢	[***].

[***] Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to this omitted information.